Exhibit 99.2

Concord Medical Reports Fourth Quarter and Full Year 2011 Financial Results

BEIJING, March 21, 2012 — Concord Medical Services Holdings Limited (“Concord Medical” or the “Company”) (NYSE: CCM), a leading hospital management company and operator of the largest network of radiotherapy and diagnostic imaging centers in China, today announced its unaudited consolidated financial results for the fourth quarter and full year ended December 31, 20111.

Fourth Quarter Highlights

•	Total net revenues increased by 1.1% to RMB114.1 million ($18.1 million), compared to the fourth quarter of 2010.

•

Net loss was RMB310.0 million ($49.3 million), primarily due to a goodwill impairment charge of RMB300.2 million ($47.7 million) and one-time bad debt and other provisions of RMB49.1 million ($7.8 million). Non-GAAP net income[2] was RMB41.7 million ($6.6 million), a 13.2% decrease from the fourth quarter of 2010.

•

Basic and diluted net loss per American Depositary Share (“ADS”)[3] was RMB6.56 ($1.04), compared to basic and diluted net income per ADS RMB0.87 in the fourth quarter of 2010. Non-GAAP basic and diluted earnings per ADS were RMB0.87 ($0.14) compared to non-GAAP basic and diluted earnings per ADS of RMB0.96 in the fourth quarter of 2010.

•	Concord Medical opened four centers in the fourth quarter of 2011, bringing the total number of centers in operation to 131 across 51 cities in China, as of December 31, 2011.

•	The total numbers of treatment and diagnostic patient cases were 9,052 and 43,374, respectively, representing 8.9% and 25.2% increases from the fourth quarter of 2010, respectively.

Full Year 2011 Highlights

•	Total net revenues were RMB450.1 million ($71.5 million), a 15.6% increase from 2010.

•	Gross profit was RMB290.7 million ($46.2 million), a 9% increase from 2010.

•

Net loss was RMB211.4 million ($33.6 million), primarily due to a goodwill impairment charge of RMB300.2 million ($47.7 million) and bad debt and other provisions of RMB49.3 million ($7.8 million). Non-GAAP net income was RMB147.3 million ($23.4 million), a 3.0% increase from 2010.

•	Basic and diluted net loss per ADS was RMB4.53 ($0.72); Non-GAAP basic and diluted earnings per ADS were RMB3.03 ($0.48), a 4.1% increase from RMB2.91 in 2010.

•	The total numbers of treatment and diagnostic patient cases were 34,388 and 166,516, respectively, representing 7.7% and 28.0% increases from 2010, respectively.

[1]

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.2939 to US$1.00, the effective noon buying rate as of December 31, 2011 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

[2]

Non-GAAP net income is defined in this announcement as net income excluding share-based compensation, the impact of goodwill impairment, bad debt provision and other adjustments. Share-based compensation was RMB 2.4 million ($0.4 million) in the fourth quarter of 2011 and RMB9.2 million ($1.5 million for the full year 2011. Goodwill impairment charges in the fourth quarter totaled RMB 300.2 million ($47.7 million), and bad debt provision and other impairment charges were RMB49.1 million ($7.8 million).

[3]	Each ADS represents three ordinary shares of the Company.

“2011 was a transformational year for Concord Medical as we built a solid foundation for CCM to become a leader in China’s healthcare service sector,” said Dr. Jianyu Yang, Chairman and Chief Executive Officer of Concord Medical. “We focused on improving our operational efficiencies, while also increased the number of centers in our network and delivered positive financial results. Our revenue in 2011 grew by 15.6% compared with 2010 and we added 13 new centers, bringing the total number of centers in our network to 131 at the year end. The CCM network now covers 51 cities in 24 provinces in China. We are now seeing a more balanced revenue contribution, both geographically and operationally from our radiotherapy and diagnostic lines. In addition, we believe our new contract pipeline will provide stable revenue growth from our centers in 2012. We have adopted a rigorous and balanced decision-making process for investments in new centers in order to enhance our return on capital.

“The government continues to encourage private investment into the healthcare system in China,” continued Dr. Yang. “In December 2011, the newly issued Foreign Investment Catalogue 2011 revision moved the healthcare service sector to ‘permitted’ from ‘restricted’ category. Leveraging this more favorable policy environment and our effective marketing and execution efforts, we are confident that Concord Medical will capitalize on the opportunity and achieve our goal to become a leader in China’s healthcare services industry.”

2011 Fourth Quarter Results

Total net revenues were RMB114.1 million ($18.1 million), representing a 1.1% increase from the fourth quarter of 2010. The flat revenue growth was due to the Company’s decision to not recognize service revenue from the Chang’an Hospital due to the ongoing acquisition of the controlling equity interests in Chang’an Hospital.

Cost of revenues was RMB44.8 million ($7.1 million), representing a 42.9% increase from the fourth quarter of 2010, mainly due to the increased consumables expenses, selling and medical promotional expenses at the center level, and the increased usage of disposable medical supplies.

Gross margin decreased to 60.8% from 66.5% in the third quarter of 2011 and 72.2% in the fourth quarter of 2010, primarily due to the increased cost of revenues and relatively flat revenue growth.

Operating expenses, consisting of selling expenses and general and administrative expenses, were RMB78.3 million ($12.4 million) in the fourth quarter of 2011 as compared to RMB25.0 million in the third quarter of 2011 and RMB30.1 million in the fourth quarter of 2010. The increase was primarily due to the company’s decision to take one-time bad debt provision and other impairment charges, totaling RMB49.1 million, due to uncertainty in connection with the collectability of certain equipment deposits and outstanding receivables. The charge will be reversed at collection or installation of the related equipment.

Operating loss was RMB8.9 million ($1.4 million), compared to operating income of RMB51.4 million in the fourth quarter of 2010. The loss was mainly due to bad debt provision and other impairment charges incurred during the quarter.

Goodwill impairment charges

A substantial portion of goodwill on the Company’s balance sheet relates to the acquisitions by the Company’s predecessor before the Company’s IPO in December 2009. During the year of 2011, the market circumstances prompted management to evaluate and test the fair value of the Company’s assets against their carrying amount in accordance with U.S. GAAP. Based on the testing, the Company concluded that the implied goodwill is insufficient to cover the carrying amount of goodwill and consequently recorded a goodwill impairment charge of RMB 300.2 million ($47.7 million) during the fourth quarter of 2011.

The charge is a non-cash item and will not affect the Company’s cash flows, liquidity position or borrowing capacity under its credit facilities; and is excluded from the Company’s financial results in evaluating financial covenants under its credit agreements.

Net loss was RMB310.0 million ($49.3 million) as a result of the above, compared to net income of RMB43.7 million in the fourth quarter of 2010. Both basic and diluted losses per ADS in the fourth quarter of 2011 amounted to RMB6.56 ($1.04), compared to basic and diluted earnings per ADS of RMB 0.87 in the fourth quarter of 2010.

Non-GAAP net income was RMB41.7 million ($6.6 million), compared to non-GAAP net income of RMB48.0 million in the fourth quarter of 2010. Both non-GAAP basic and diluted earnings per ADS in the fourth quarter of 2011 were RMB0.87 ($0.14), compared to non-GAAP basic and diluted earnings per ADS of RMB 0.96 in the fourth quarter of 2010.

Adjusted EBITDA4 (non-GAAP) was RMB74.8 million ($11.9 million) in the fourth quarter of 2011.

Share-based compensation expenses, which were allocated to related operating expense items, were RMB2.4 million ($0.4 million) in the fourth quarter of 2011, compared to RMB1.8 million in the fourth quarter of 2010.

Income tax expense in the fourth quarter of 2011 was RMB6.8 million ($1.1 million), compared to RMB10.1 million in the fourth quarter of 2010.

Fiscal 2011 Full Year Results

Total net revenues were RMB450.1 million ($71.5 million), a 15.6% increase from RMB389.5 million in 2010.

Cost of revenues in 2011 was RMB159.4 million ($25.3 million), representing a 29.9% increase from RMB122.7 million in 2010. The increase was primarily due to increases in consumables expenses, selling and medical promotional expenses, and usage of disposable medical supplies.

Gross profit margin in 2011 was 64.6%, compared to 68.5% in 2010, primarily due to the increased cost of revenues and relatively flat revenue growth.

Selling expenses in 2011 were RMB37.5 million ($6.0 million), compared to RMB17.2 million in 2010. Selling expenses as a percentage of total net revenues increased to 8.3% in 2011 from 4.4% in 2010. The increase was primarily due to rising sales and marketing efforts and other expenses to support business expansion.

[4]

Adjusted EBITDA is defined in this announcement as net (loss) income plus interest, taxes, depreciation and amortization, share-based compensation expenses, goodwill impairment charge, bad debt provision and other adjustments. Other adjustments include foreign exchange loss and other income.

General and administrative expenses in 2011 were RMB114.4 million ($18.2 million), including a bad debt provision of RMB15.5 million and other impairment charge of RMB33.8 million.

Goodwill impairment charge in 2011 was RMB300.2 million ($47.7 million).

Operating income was RMB138.9 million ($22.1 million), compared to RMB179.7 million in 2010.

Net loss in 2011 was RMB211.4 million ($33.6 million), compared to net income of RMB130.9 million in 2010. Both basic and diluted losses per ADS for 2011 were RMB4.53 ($0.72).

Non-GAAP net income for 2011 was RMB147.3 million ($23.4 million), compared to RMB143.0 million in 2010. Both non-GAAP basic and diluted earnings per ADS in 2011 were RMB3.03 ($0.48), compared to RMB2.91 in 2010.

Adjusted EBITDA (non-GAAP) was RMB318.4 million ($50.6 million) in 2011, compared to RMB297.9 million in 2010.

Share-based compensation expenses, which were allocated to related operating expense items, were RMB9.2 million ($1.5 million) in 2011, compared to RMB9.6 million in 2010.

Income tax expense in 2011 was RMB46.3 million ($7.4 million), compared to an income tax expense of RMB43.9 million in 2010.

As of December 31, 2011, the Company had total fixed assets valued at RMB1,068.7 million ($169.8 million), cash and cash equivalents of RMB219.1 million ($34.8 million), restricted cash of RMB24.5 million ($3.9 million), held-to-maturity securities of RMB100.5 million ($16.0 million) and time deposit of RMB50.4 million ($8.0 million), totaling RMB394.5 million ($62.7 million).

Capital expenditures were RMB339.9 million ($54.0 million) in 2011, compared to RMB345.2 million in 2010. The Capital expenditures were primarily for equipment deposits for new centers.

As of December 31, 2011, the Company had bank credit lines in the aggregate amount of RMB565.0 million ($89.8 million), of which RMB185.6 million ($29.5 million) was utilized.

Accounts receivable was RMB244.2 million ($38.8 million) as of December 31, 2011, compared to RMB242.8 million as of September 30, 2011 and RMB169.4 million as of December 31, 2010. Days sales outstanding (DSO) was approximately 192 days in the fourth quarter of 2011, up from 170 days in the third quarter of 2011 and 127 days in the fourth quarter of 2010. The increase was mainly due to accounts receivables related to Chang’an Hospital. The management expects DSO to revert to lower level in 2012, after the closing of Chang’an Hospital acquisition.

During the fourth quarter of 2011, the Company repurchased 316,645 ADSs, representing 949,935 ordinary shares, for an aggregate consideration of $1.1 million, including commissions. As of December 31, 2011, the Company had total 47.4 million outstanding ADSs.

Recent Developments

On March 21, 2012, the Company announced the signing of a purchase agreement under which the Company agreed to acquire 52% of the equity interests in Chang’an Hospital for a consideration of RMB248 million in cash. Chang’an Hospital has over 1,000 patient beds, and is one of the largest privately-owned general hospitals in China, located in Xi’an City, Shaanxi Province, China. The transaction has been approved by the boards of directors of both Concord Medical and Chang’an Hospital and is expected to close in the first half of 2012, subject to certain closing conditions and relevant government approvals.

“The acquisition of Chang’an Hospital is an important milestone in CCM’s development,” Dr. Yang commented. “We have been partners with Chang’an Hospital since 2009, and in 2010 we jointly founded CCICC, a specialty oncology hospital. We are excited about this transaction and its positive impact on CCM’s overall strategy of becoming the leading hospital and management operating company in China.”

The Company also announced that the board of directors has appointed Mr. Adam Jigang Sun as the Chief Financial Officer. Mr. Sun has served as the Acting CFO of the Company since September 2011.

2012 Outlook

The Company expects to consolidate the financial results of Chang’an Hospital beginning at the third quarter of 2012. Based on current market and operating conditions, estimated business expansion and forecasted Chang’an Hospital financial results, the company provides the following financial guidance for the 2012 fiscal year:

•	Total net revenues of RMB590 million to RMB630 million, or 30%-40% year-over-year growth;

•	growth in total net revenues of lease and management service of 15% to 18%;

•	revenue from Chang’an Hospital of RMB190 million to RMB210 million, reflecting consolidation of 6-months financial results; and

•	capital expenditures of RMB250 million to RMB275 million.

The company is targeting to obtain the license of at least one specialty oncology hospital in 2012.

The foregoing reflects Concord Medical’s current and preliminary views, which are subject to change.

Conference Call Information

Concord Medical’s management will hold an earnings conference call at 8:00 a.m. Eastern Time on March 22, 2011 (8:00 p.m. Beijing/Hong Kong time on March 22, 2011).

Dial-in details for the earnings conference call are as follows:

U.S. Toll Free:	1-866-519-4004
International:	1-718-354-1231
U.K. Toll Free:	8082346646
China Toll Free:	400-620-8038 / 800-819-0121
Hong Kong Toll Free:	800-930-346
Passcode:	CCM

A replay of the conference call may be accessed by phone at the following number until March 29, 2011:

U.S. Toll Free:	1-866-214-5335
International:	1-718-354-1232
Passcode:	58954479

Additionally, a live and archived webcast of this conference call will be available at http://ir.concordmedical.com/.

About Concord Medical

Concord Medical Services Holdings Limited operates the largest network of radiotherapy and diagnostic imaging centers in China, measured by revenues and the number of centers in operation. As of December 31, 2011, the Company operated a network of 131 centers with 73 hospital partners that spanned 51 cities and 24 provinces and administrative regions in China. Under long-term arrangements with top-tier hospitals in China, Concord Medical provides radiotherapy and diagnostic imaging equipment and manages the daily operations of these centers, which are located on the premises of its hospital partners. The Company also provides ongoing training to doctors and other medical professionals in its network of centers to ensure a high level of clinical care for patients. For more information, please see http://ir.concordmedical.com/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions. In particular, many of the statements from management in this press release and the section under “Outlook for Full Year 2012” are forward-looking in nature. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Such factors include: the number of new radiotherapy and diagnostic imaging centers opened; the increase in the number of patients in existing centers; the establishment of specialty cancer hospitals; changes in the healthcare industry in China, including changes in the healthcare policies and regulations of the PRC government; and technological or therapeutic changes affecting the field of cancer treatment and diagnostic imaging. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission at www.sec.gov. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Statement Regarding Unaudited Financial Information

The Company’s independent auditors are in the process of completing an audit of the Company’s U.S. GAAP financial statements for 2011. These unaudited 2011 numbers disclosed in this announcement are, therefore, subject to change.

About Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (GAAP), Concord Medical uses certain non-GAAP measures. The Company presents certain of its financial information that is adjusted from results based on GAAP to exclude the impact of share-based compensation expense, bad debt provision and goodwill impairment loss. The Company believes excluding share-based compensation expense, bad debt provision and goodwill impairment loss from its GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expenses are not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. Concord Medical also believes these non-GAAP measures excluding share-based compensation expense, bad debt provision and goodwill impairment loss are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. In addition, Concord Medical also presents the non-GAAP measure of Adjusted EBITDA, which is defined in this announcement as net (loss) income plus interest, taxes, depreciation and amortization, share-based compensation expenses, bad debt provision, goodwill impairment and other adjustments. Other adjustments include foreign exchange loss, gain from disposal of equipment and other income or expenses. Furthermore, Adjusted EBITDA eliminates the impact of items that the Company does not consider indicative of the performance of its network of centers. The Company believes investors will similarly use Adjusted EBITDA as one of the key metrics to evaluate its financial performance and to compare its current operating results with corresponding historical periods and with other companies in the healthcare services industry. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

For more information, please contact:

Concord Medical Services

Mr. Tony Tian

tony.tian@concordmedical.com

(+86) 10 5957-5287

Solebury Communications

In China:

Ms. Cindy Li

cli@soleburyir.com

(+86) 10 6563-0288

In the United States:

Mr. Richard Zubek

rzubek@soleburyir.com

(+1) 203-428-3230

Concord Medical Services Holdings Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(in thousands)

	As of December 31, 2010 (*)	As of December 31, 2011
	RMB	RMB	US$
ASSETS
Current assets
Cash	535,783	219,078	34,808
Restricted cash, current portion	102,873	2,512	399
Held-to-Maturity	—	100,466	15,962
Time Deposit	—	50,372	8,003
Notes receivable	900	—	—
Accounts receivable	169,389	244,189	38,798
Prepayments and other current assets	74,469	61,630	9,792
Net investments in financing leases, current portion	19,498	49,821	7,916
Deferred tax assets, current portion	1,504	5,589	888

Total current assets	904,416	733,657	116,566

Non-current assets
Property, plant and equipment, net	907,336	1,068,703	169,800
Goodwill	300,163	—	—

Acquired intangible assets, net	146,113	129,018	20,499
Deposits for non-current assets	222,019	207,287	32,935
Net investments in financing leases, non-current portion	66,356	97,262	15,453
Deferred tax assets, non-current portion	21,869	20,866	3,315
Other non-current assets	51,867	87,271	13,866
Restricted cash, non-current portion	14,792	22,012	3,497
Prepaid land lease payments	28,113	27,370	4,349

Total non-current assets	1,758,628	1,659,789	263,714

Total assets	2,663,044	2,393,446	380,280

LIABILITIES AND EQUITY
Current liabilities
Short-term bank borrowings	83,000	15,000	2,383
Long-term bank borrowings, current portion	60,906	77,479	12,310
Accounts payable	10,332	2,170	345
Accrual for purchase of property, plant and equipment	10,404	13,294	2,112
Obligations under capital leases, current portion	3,582	3,582	569
Accrued expenses and other liabilities	49,935	59,097	9,390
Income tax payable	25,401	20,936	3,326
Deferred revenue, current portion	11,520	13,115	2,084
Contingent business acquisition consideration	14,072	11,999	1,906
Total current liabilities	269,152	216,672	34,425

Non-current liabilities
Long-term bank borrowings, non-current portion	45,089	108,700	17,271
Deferred revenue, non-current portion	9,081	6,839	1,087
Obligations under capitalized leases, non-current portion	5,325	2,289	364
Lease deposits	5,110	2,000	318
Deferred tax liabilities, non-current portion	27,452	18,850	2,995

Total non-current liabilities	92,057	138,678	22,035

Total liabilities	361,209	355,350	56,460

Commitments and contingencies

EQUITY
Ordinary shares	105	104	17
Treasuary stock	—	1	—
Additional paid-in capital	2,604,704	2,551,877	405,452
Accumulated other comprehensive loss	(14,835)	(17,596)	(2,796)
Accumulated deficit	(384,883)	(599,886)	(95,313)

Total Concord Medical Services Holdings Limited shareholders’ equity	2,205,091	1,934,500	307,360
Non-controlling interests	96,744	103,596	16,460

Total equity	2,301,835	2,038,096	323,820

Total liabilities and equity	2,663,044	2,393,446	380,280

(*)	Amounts for the year ended December 31, 2010 were derived from the December 31, 2010 audited consolidated financial statements.

Concord Medical Services Holdings Limited

Unaudited Condensed Consolidated Statements of Income

(in thousands, except per ADS data)

	For The Three Months Ended			For The Twelve Months Ended
	December 31,	December 31,		December 31,	December 31,
	2010 (*)	2011		2010 (*)	2011
	RMB	RMB	US$	RMB	RMB	US$
Revenues, net of business tax, value-added tax and related surcharges
Lease and management services	80,002	88,596	14,076	349,248	380,457	60,449
management service	22,805	10,578	1,681	22,805	33,584	5,336
Others, Net	10,056	14,975	2,379	17,471	36,084	5,733

Total net revenues	112,863	114,149	18,136	389,524	450,125	71,518

Cost of revenues
Depreciation	(21,592)	(25,030)	(3,977)	(79,650)	(93,079)	(14,789)

Amortization of acquired intangibles	(5,333)	(6,287)	(999)	(26,488)	(25,058)	(3,981)
Others	(4,410)	(13,458)	(2,138)	(16,562)	(41,279)	(6,559)

Total cost of revenues	(31,335)	(44,775)	(7,114)	(122,700)	(159,416)	(25,329)

Gross profit	81,528	69,374	11,022	266,824	290,709	46,189

Operating expenses

Selling expenses	(8,555)	(13,836)	(2,198)	(17,150)	(37,453)	(5,951)
General and administrative expenses	(21,534)	(64,468)	(10,243)	(70,008)	(114,399)	(18,176)

Operating income/(loss)	51,439	(8,930)	(1,419)	179,666	138,857	22,062
Interest expenses	(1,226)	(2,002)	(318)	(7,448)	(6,454)	(1,025)
Goodwill impairment loss	—	(300,163)	(47,691)	—	(300,163)	(47,691)
Foreign exchange loss	(671)	(1,017)	(162)	(5,436)	(10,975)	(1,744)
Gain from disposal of property, plant and equipment	—	—	—	543	—	—
Interest income	4,672	8,030	1,276	7,865	13,357	2,121
Other expenses	(399)	864	137	(399)	346	56

Income/(loss) before income taxes	53,815	(303,218)	(48,177)	174,791	(165,032)	(26,221)
Income tax expenses	(10,137)	(6,790)	(1,079)	(43,873)	(46,320)	(7,360)
Net income/(loss)	43,678	(310,008)	(49,256)	130,918	(211,352)	(33,581)

Net loss attributable to noncontrolling interests	(1,521)	(394)	(63)	(1,518)	(3,651)	(580)

Net income/(loss) attributable to ordinary shareholders	42,157	(310,402)	(49,319)	129,400	(215,003)	(34,161)

Earnings per ADS
Basic /Diluted	0.87	(6.56)	(1.04)	2.66	(4.53)	(0.72)

Weighted average number of ADS outstanding:
Basic /Diluted	48,628,990	47,316,183	47,316,183	48,680,198	47,417,151	47,417,151

(*)	Certain amounts in the prior year quarterly financial information are being reclassified for comparison purposes.

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*) (in RMB thousands, unaudited)

	For the three months ended December 31, 2010			For the three months ended December 31, 2011			Twelve months ended December 31, 2010			Twelve months ended December 31, 2011
	GAAP Measure	Adjustment	Non- GAAP Measure	GAAP Measure	Adjustment	Non- GAAP Measure	GAAP Measure	Adjustment	Non- GAAP Measure	GAAP Measure	Adjustment	Non- GAAP Measure
Operating income/(loss)	51,439	4,320	55,759	(8,930)	51,531	42,601	179,666	12,083	191,749	138,857	58,502	197,359
Net income/(loss)	43,678	4,320	47,998	(310,008)	351,694	41,686	130,918	12,083	143,001	(211,352)	358,665	147,313
Basic earnings per ADS	0.87	0.09	0.96	(6.56)	7.43	0.87	2.66	0.25	2.91	(4.53)	7.56	3.03
Diluted earnings per ADS	0.87	0.09	0.96	(6.56)	7.43	0.87	2.66	0.25	2.91	(4.53)	7.56	3.03

(*)	The adjustment is share-based compensation, bad debt provision, other asset loss impairment (excluding tax impact) and goodwill impairment loss.

Reconciliation from net income to adjusted EBITDA(*) (in RMB thousands, unaudited)

	For the three months ended December 31, 2010	For the three months ended December 31, 2011	For the twelve months ended December 31, 2010	For the twelve months ended December 31, 2011
Net income/(loss)	43,678	(310,008)	130,918	(211,352)
Interest expenses, net	(3,446)	(6,028)	(417)	(6,903)
Income tax expenses	10,137	6,790	43,873	46,320
Depreciation and amortization	27,400	32,200	106,138	121,049
Share-based compensation	1,807	2,383	9,570	9,234
Bad debt provision	—	15,377	—	15,497
Other impairment loss	2,513	33,771	2,513	33,771
Goodwill impairment loss	—	300,163	—	300,163
Other adjustments	1,070	153	5,292	10,629

Adjusted EBITDA	83,159	74,801	297,887	318,408

(*)	Definition of adjusted EBITDA: Adjusted EBITDA is defined as net income plus interest, taxes, depreciation and amortization, share-based compensation expenses, bad debt provision, fixed asset impairment, goodwill impairment and other adjustments. Other adjustments include foreign exchange loss, gain from disposed of PPE and other income or expense.